VIA EDGAR	767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

April 12, 2018

VIA EDGAR TRANSMISSION

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Ceridian HCM Holding Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted March 29, 2018
File No. 333-223905

Dear Ms. Woo:

On behalf of our client, Ceridian HCM Holding Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 6, 2018. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-223905) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Prospectus Summary

Our Financial Sponsors, page 10

1.	You disclose that you intend to enter into a voting agreement with the Sponsors pursuant to which they will have the right to designate a certain number of

Ms. Woo Securities and Exchange Commission April 12, 2018

directors. Please briefly describe the material features of the agreement here, and address the impact of the enhanced voting rights on shareholders in a separately-captioned risk factor. You should highlight the fact that the Sponsors will have the right to designate directors even if they collectively hold less than 50% of outstanding voting power. In this regard, we also note that based on the present composition of your board of directors, it appears that the Sponsors would be able to designate a majority of the board for so long as one of them holds at least 40% of the outstanding voting power.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 11 and 56 in response to the Staff’s comment.

Unaudited Pro Forma Consolidated Financial Data, page 66

2.	Your revised disclosure describes the expected foreign taxes of $3.2 million but does not address how any offsetting amounts were determined in order to arrive at the $1.7 million tax expense adjustment. Please revise to explain how the pro forma income tax expense adjustment was determined. Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 68 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 70

3.	We note your revised disclosure in response to prior comment 4. Please revise to describe the factors that could impact the amount and timing of revenues being recognized in subsequent periods.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 73 in response to the Staff’s comment.

Ms. Woo Securities and Exchange Commission April 12, 2018

Components of Our Results of Operations

Share-Based Compensation Expense, page 81

4.	Please disclose the expected timing for recording share-based compensation expense for the IPO Options. In addition, tell us what consideration was given to disclosing the IPO Options as well as any other subsequent share-based awards, including the expected financial statement impact, in your subsequent events footnote on page F-53. Refer to ASC 855-10-45-4.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 83 and 84 in response to the Staff’s comment. The Company respectfully advises the Staff that it considered disclosing the expected financial impact in a subsequent event footnote but determined that such disclosure was not required due to the uncertain nature of the grant or the related expense as the proposed initial public offering had not yet occurred and the grants may not occur and the exercise price had not yet been determined because the IPO price had not yet been determined.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.